Exhibit 99.2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.001 per share, of Future FinTech Group Inc and further agree that this Agreement may be included as an exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of September 20, 2025.

Shanchun Huang

By:	/s/ Shanchun Huang
Name:	Shanchun Huang

Wealth Index Capital Limited

By:	/s/ Shanchun Huang
Name:	Shanchun Huang
Title:	Sole Member